May 9, 2005


      Mail Stop 0409

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087


Re:	Kenexa Corporation
      Form S-1 filed April 12, 2005
      File No. 333-124028

Dear Mr. Karsan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General Comments
1. In your next amendment, please include all non-Rule 430A information.
2. We note your use of the term "Company" throughout the prospectus.
Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
3. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.
4. We note that in the press release dated February 11, 2005, you make statements that do not appear in the prospectus. Please provide supplemental support for these statements, or advise us:

* "We`re delighted to report an outstanding year for Kenexa
Europe....[and] massive demands..."

* "A leading international consumer electronics vendor
expanded...."

Please describe any material agreements and discuss your Kenexa Europe operations in the prospectus.
5. The basis for comparative factual assertions and for your management`s beliefs must be clear from the text of the prospectus or provided supplementally to us. Please revise your disclosure throughout the document to address our concerns, or advise us supplementally as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:
* on pages 1, 31 and 48 that you "are a leading provider of software, services and proprietary content that enable organizations to more effectively recruit and retain employees;"
* on pages 2 and 51 that you "are a leading provider of talent acquisition and employee performance management solutions;"

Please note that your disclosure should clarify the extent and nature of your competition and your relative industry position in a manner consistent with Item 101(c)(1)(x) of Regulation S-K.
6. Please clearly explain your business with the goals of plain English in mind. The first time you utilize industry jargon and technical terms please either define the terms or refrain from using them. In this regard, please either revise to explain or delete the following terms:
* human capital management
* scalable talent acquisition
* candidate sourcing
* dynamic workflows
* software modules



7. Please avoid use of the term "solution" as it is jargon. Its use implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual services. Please revise throughout your filing as necessary.
8. Please supplementally confirm that that you have reasonable assurance from The Nasdaq Stock Market that your securities will be listed on that exchange. Refer to the Note to Item 202 of Regulation
S-K.

Prospectus Cover Page
9. Please clarify your discussion of the over-allotment to state that the selling stockholders will only sell to cover the over-allotment, as disclosed on page 93.
10. Please revise to delete the disclaimer in the last paragraph. Please note that the registrant is responsible for the accuracy of information in the prospectus.
Summary
11. Please revise your summary to present a more balanced description of your business. For example, please revise the forepart of your summary to note the following:
* that you have a history of significant losses and note the amount of those losses;
* that you have an accumulated deficit and note the amount of that deficit; and
* that you operate in a highly competitive market with low barriers to entry.

In addition, please provide a brief summary of the most
significant
risks associated with an investment in your shares. The cross-reference on page 4 is not sufficient to provide balance.
12. We note your summary contains a lengthy description of your business and business strategy. Further, we note the identical disclosure appears later in your prospectus. For instance your "Emergence of on Demand Applications" section is for the most part repeated verbatim on page 50. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a brief overview of the key aspects of the offering. You should consider and identify only those aspects of the offering that are the most significant and determine how best to highlight those points. Refer to Item 503(a) of Regulation S-K, and Part IV.C. of Securities Act Release No. 7497.
13. We note on page 25 that 495,250 outstanding warrants will be exercised in connection with this offering pursuant to an investor agreement. In that regard, advise us why you have excluded the resulting 495,250 outstanding shares of common stock from the number of shares to be outstanding after the offering in The Offering section on page 4 and in the dilution table on page 28.
14. Please refer to the last paragraph on page 5.  We note that you
disclose the ownership percentage of affiliates. Please revise to disclose the amounts to be paid to affiliates.
15. Please supplementally provide us with highlighted copies of any
study or report that you cite or on which you rely. For example, we
note that you refer to the Bureau of Economic Analysis, HR
Magazine,
IDC, Aberdeen Group, the U.S. Bureau of Labor Statistics and the Employment Policy Foundation, both here and in the Business section.
Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts` consent as Exhibits.
16. On page 33, you state that you derive revenue from
subscription
revenues and fees for discrete professional services.   Please
revise
this section to discuss this fact.

Risk Factors, page 8

General
17. We note your disclosure in the paragraph on page 33 that begins:
"[a]though we did not decide to initiate a process for an initial public offering until after the share repurchase...."  Please revise
to include a risk factor that describes the specific legal risk, any potential violation, and the facts surrounding the violation. We may have further comment.
18. We note that $8.5 million (or 26%) of your $33 million in assets consists of goodwill. Given your history of losses please add a risk factor addressing the potential impairment of this asset. This disclosure should include a discussion of your previous write-downs of goodwill as discussed on page F-16.
19. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:
* on page 12, you state that "although we test our software for defects or errors prior to product release."
* on page 14, you state that "although we believe that there are commercially reasonable software alternatives to the third-party software we currently license."
* on page 14, you state that "although wage costs in India for skilled information technology professionals are significantly lower than in the United States."

20. Please include a risk factor discussing your financial position.
This disclosure should include a discussion of your highly leveraged position, the fact that you have a history of significant losses, and the fact that you have an accumulated deficit. Also, please note your cash balance as of the most recent practicable date.

If our security measures are breached and unauthorized access is obtained to client data, clients may curtail or stop their use of our solutions, which would harm our business, operating results and financial condition, page 11
21. Clarify this risk factor to state whether you have experienced any compromises or breaches of your security systems described in this risk. If you have experienced such compromises or breaches, discuss why they occurred and how often they have occurred.
22. Please revise to discuss the specific risk of identity theft to your business.

We intend to increase our sales and marketing efforts to clients outside the United States..., page 12

23. Please revise to identify the countries in which you intend to expand.
24. We note that you list numerous risks in bulleted form. Please separately describe each material risk.
25. Please discuss any specific risks in connection with your operations in India. We note that you only discuss wage costs on page
14.
If we do not retain key personnel, our ability to manage our business and continue our growth could be negatively impacted, page 15
26. You indicated that you are dependent on senior management and other key employees. Revise to identify all employees upon whom you depend. For example, if senior management refers to those executives in the Management section, so state. Also, if there are other key employees, outside of the executives in the Management section, upon whom you depend please revise to identify such individuals.
27. Please supplementally disclose whether you have entered into employment agreements with any members of management or any of your key employees. If you have not entered into employment agreements with all of these individuals, please revise the risk factor to note this fact.
28. Please move your discussion regarding your chief financial officer`s legal problems to a separate risk factor given that this discussion is not relevant to the risk identified in the risk factor heading.

Failure to implement the appropriate controls and procedures to manage our growth could harm our growth, business, operating results and financial condition, page 15
29. Please revise to discuss the financial risks involved in your rapid growth. The discussion should include the estimated costs associated with the significant increase in the number of personnel that you expect in 2005.

The requirements of being a public company may strain our resources and distract management, page 16

30. We note that this risk factor appears to be generic to all public companies. Please delete, or revise to describe the specific risks to your company.

Risks Related to this Offering, page 18

31. Please discuss the risk that you do not anticipate paying dividends.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution, page 20
32. You note that shareholders "will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans or if we issue restricted stock to our employees under these plans." Please revise to note that your shareholders will also experience dilution if you were to issue additional shares of common stock.
Use of Proceeds, page 22
33. We note the disclosure on page 20 that management will have broad discretion concerning the use of net proceeds from this offering. Please revise to discuss the specific contingencies and alternatives to the identified uses that accompany the reservation to change the use of proceeds. Refer to instruction 7 of Item 504 of Regulation S-
K.








Redemption and Conversion Transactions, page 23
34. Since your initial public offering triggers the redemption and conversion of your other outstanding securities, please revise this section to specify the amounts of common stock or cash that will be issued to each class of stockholders in connection with this public offering. For each series of preferred stock, revise to disclose the total amounts of cash and stock that will be issued to holders if 0%,
50%, and 100% cash is elected. Please also describe the timing of these issuances of common stock upon redemption or conversion and any cash payments.

Current Capitalization, page 23
35. Please revise to state whether the election of cash, shares or a combination of cash and shares is made by the preferred stockholder or by Kenexa.
36. Please quantify the minimum return levels that may trigger further issuances of common stock to class C common stockholders.
37. Please quantify the aggregate dividend payments to holders of Series A and B preferred stock in connection with this IPO.
Please
revise your use of proceeds to include these dividend payments. For each class of preferred, please also quantify the aggregate number of additional common stock that will be issued as a "participation factor."
38. Please revise to clarify what payments are included in the "aggregate redemption value."

Capitalization, page 26
39. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization since this is not part of your capitalization.

Selected Consolidated Financial Data, page 29

40. Revise to include obligations related to capital leases in your consolidated balance sheet data. Refer to Item 301 of Regulation
S-
K.








Managements Discussion and Analysis of Financial Condition and
Results of Operations, page 31

Overview, page 31
41. You state that as of "December 31, 2004, [you] had a client base of approximately 2,100 companies." Supplementally please provide us with your criteria for whom or what you consider a "client."
42. We note that on page 41 you state that you "transitioned " operations to India in 2004. Please discuss how this will impact your operations going forward.
Background, page 31
43. Refer to the third full paragraph on page 32. Please quantify the amount paid to repurchase common stock from your co-founder.
44. Please further describe the facts and claims in connection with the share repurchase in December 2004.

Sources of Revenue, page 33
45. We note that the subscription term is one to three years. Please revise to clarify when payments are received. Specifically, is the total amount paid when you enter into a subscription contract, or are annual payments made? Please disclose the percentage of total subscriptions that you expect will terminate in one, two, and three years, so that investors may understand the future impact on revenues.
46. In the second full paragraph, you state that your clients "have the right to terminate their contracts and are not obligated to renew their subscriptions for our solutions after the expiration of the initial terms of their subscription agreements." Please revise your disclosure to elaborate on your clients` right to terminate their contracts. For example, please state whether there are any penalties for clients canceling their contracts and whether your clients are refunded any advance payments made to you.
47. In the first full paragraph on page 34, you state that you "intend to expand the international distribution and sale of [your] solutions." Please revise to discuss the estimated costs of this intended expansion and whether you have entered into any material commitments regarding this expansion.
48. We note that you state that substantially all of your revenue is generated from within the U.S. Further, we note that in 2004 you derived 8.3% from outside the United States. Please list the countries in which this revenue was generated.


Operating Expense, page 34
49. Please revise to explain why you do not expect the service component of your solutions to increase consistent with the other components of your solution.
Key Performance Indicators, page 35
50. Please disclose and discuss your non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.
51. Under your discussion of subscription-based fee revenue and net cash provided by operating activities, you note that you expect the trends in these balances to continue. Please revise to state the reasons for those beliefs.


Critical Accounting Policies and Estimates, page 36

Accounting for Stock-Based Compensation, page 38

52. We note that you granted 81,000 options during the year ended December 31, 2004. As recommended by the AICPA Practice Aid:
Valuation of Privately-Held-Equity Securities Issued as Compensation, please disclose 1) whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective and 2) the intrinsic value of outstanding vested and unvested options based on the estimated IPO price as of the most recent balance sheet date. It also appears that all valuations of your common stock have been performed internally. In that regard, please also disclose a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated
IPO price, the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Consolidated Results of Operations and Geographic Information,
page
39
53. We note that you conduct business in the Middle East, Africa and
Asia-Pacific. Please supplementally provide us with a list of the countries in which you conduct business and please quantify the amounts of revenue you derive from each country.

Revenue, page 40
54. Please revise to describe any known trends or uncertainties that have had or that you reasonably expect to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.
55. Please revise to state the extent to which your increase in revenues can be attributed to an increase in price as opposed to an increase in the volume of your solutions being sold. Refer to Item
303(a)(3)(iii) of Regulation S-K.
56. Please revise to discuss the impact of inflation and changing prices (in the U.S. and other countries where you do business) for your three most recent fiscal years. Refer to Item 303(a)(3)(iv) of
Regulation S-K.

Liquidity and Capital Resources, page 44
57. Please revise to note whether you have sufficient cash resources, without the proceeds of the offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.
58. Please revise to discuss any current plans for further equity offerings in the near term, including a follow-on public offering in the event of an increase in your share price. Further, if applicable, clarify how much of an increase in the share price would trigger an offering and what you intend to do with the proceeds. Please also discuss any current plans to issue preferred stock.
59. You state that you have a "$10 million line of credit with a bank." Please revise to identify the bank with which you have the line of credit.

Financing Activities, page 45
60. Please quantify the amounts of net cash used for the repayment of
(1) borrowings under the line of credit, (2) notes payable, and
(3)
capital lease obligations.

Contractual Obligations and Commitments, page 45
61. Please briefly describe what is included in each obligation category. Please also describe any provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Business, page 48

General
62. Please revise to more concisely describe your products and services. We note the repetitive disclosure under "Our Solution," "Strategy" and "Our Products and Services."
63. Similar to our earlier comment, the basis for your beliefs and assertions must be clear from the text of the prospectus or provided supplementally to us.  An example of such statements include, but are
not limited to, the following:
* "The HR departments of most of these organizations, however, have
only implemented HR information systems." (Page 48)
* "We believe that few organizations have systemized best
practices
for talent acquisition and employee performance management." (Page
48)
* "Today, many organizations` talent acquisition functions consist of manual, paper-based processes." (Page 49)
* "Many organizations have neither automated nor applied best practices to employee performance management." (Page 49)
* "We believe that organizations have become increasingly dissatisfied with traditional enterprise software applications, resulting in the growing adoption of the on-demand model for enterprise software." (Page 50)

Our Strategy, page 52
64. You state in the third bullet on page 53 that you have "90 developers in Hyderbad providing [you] with low-cost, 24 hours a day,
7 days a week development capabilities." Please quantify the term "low-cost." This quantification should include a comparison of the cost of your Hyderabad developers as compared to your U.S. developers.
65. On page 58, you state that you have approximately 72 developers in India. In this section, you state that you have roughly 90 developers in India. Please revise or advise us to the reason for the discrepancy.

Our Products and Services, page 53
66. Please revise to disclose the amount of revenues derived from talent acquisition services, employee performance management services and employment process services.

Our Employee Performance Management Solution

Kenexa CareerTracker, page 55

67. Please revise to clarify what you mean by "create cascading goal systems for increased organizational alignment."





Clients, page 59
68. Please note the average length of your client engagements.
69. Disclose your basis of selection for referencing the clients listed on page 54. Specifically, why do you only list "some" of your top 20 clients by revenue for the year ended December 31, 2004. Your basis should be one that is objective and quantifiable. Refer to
Item 101(c)(vii) of Regulation S-K. You should not be highlighting only the customers that are widely known.

Competition, page 61
70. Please revise to disclose your competitive position and your principal methods of competition (e.g., price, service, or product performance). This disclosure should include a discussion on both the positive and negative factors pertaining to your competitive position to the extent that they exist. Refer to Item 101(c)(x) of
Regulation S-K.

Employees, page 62
71. You state that you have "497 full-time equivalent employees."
Please revise to explain the term "full-time equivalent employee."

Facilities, page 62
72. Please revise to disclose possible locations for your expansion.
73. Please describe the material terms of the leases, including rental payments, termination and renewal provisions.

Management, page 64

74. Please revise to include the term of your executive officers.
See Items 401(b) of Regulation S-K.
75. Please state where Ramarao Velpuri was employed from 2000 -
2003.
Refer to Item 401(e) of Regulation S-K.
76. Please revise the biography of Mr. Volk to describe the litigation disclosed on page 15. Refer to Item 401(f) of Regulation
S-K.

Executive Compensation, 69
77. Please revise your compensation table to include information for
2005. We note that on page 74 you disclose that options were granted to management in April 2005.
78. Please revise to state how your executive bonuses are determined and whether your Board of Directors must approve the payment of those bonuses.
79. Please revise to state whether you have employment contracts with any members of management and describe the material terms of those contracts. Refer to Item 402(h) of Regulation S-K. This description should include whether there is any cash and non-cash compensation, severance payments, termination, renewal and non-compete provisions.
Also, please file all the employment agreements you have with your executives and key employees as Exhibits.

Certain Relationships and Related Party Transactions, page 75
80. We note on page 65 that Barry Abelson is a partner at Pepper Hamilton, LLP and has been a member of your board of directors since
1997. Please revise this section to note the compensation that you have paid or plan to pay to Pepper Hamilton, LLP since 2002. Refer to Instruction 2 to Item 404 of Regulation S-K.

Loans to Executive Officers, page 76
81. Please revise your disclosure to note the current status of the loans to your directors that have been suspended and your plans regarding the collection of those loans.

Management Agreement, page 77
82. Please revise to disclose the number of shares and the percentage of outstanding share currently held by Parthenon Investors, L.P.
83. You state that you pay an annual management fee of $75,000 to Parthenon for advisory services which include board participation. Please revise to state whether Mr. Rutherford, the Parthenon board appointee, receives the $15,000 director fee and the $1,250 compensation committee fee discussed on page 68 in addition to the $75,000 that is paid to Parthenon.

Principal and Selling Shareholders, page 78

84. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.
85. Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:
* how long the selling shareholders have held the securities;
* the circumstances under which the selling shareholders received the securities;
* the selling shareholders` relationship to the issuer;
* the amount of securities involved;
* whether the sellers are in the business of underwriting securities;
and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

86. Please disclose the natural persons controlling the investment decisions with respect to shares held by Parthenon Investment
Partners, Wafra Acquisition Fund, and Westbury Equity Partners.
Refer to Tel. Interp. 4S (March 1999 Supplement).

Underwriting, page 93
87. Please disclose the number of shares that will be offered in the directed share program. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Legal Matters, page 95
88. We note on page 65 that Barry Abelson has been a member of your board of directors since 1997. Please revise this section to note that fact.

Where you can find more information, page 95
89. Please revise to note that the public reading room has been moved to 100 F Street NE, Washington D.C. 20002

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

90. Please have your auditors amend their report to indicate the city and state where the report was issued in accordance with Rule 2-02 of
Regulation S-X.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-10

91. We note that you calculate the fair value of your business components by estimating the undiscounted cash flows to be generated by the respective components. Please advise us as to the consideration you gave to paragraphs 23 - 25 of SFAS 142 in determining your valuation approach, since the undiscounted cash flows of a business component is not a recommended method for assessing its fair value.

Note 7. Income Taxes

92. You state that based on historical taxable income in 2003 and projected taxable income in 2004 and 2005, you have reduced the valuation allowance. In a supplemental response, please explain this in further detail. We note that you have experienced losses in each of the last three years.





Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2
93. Please revise to specify the exemption relied upon for each issuance, rather than generally referring to Section 4(2) and Rule
701. Please also identify the shareholders or describe the class of persons for the issuances since April 2005. Refer to Item 701 of Regulation S-K.

Exhibits
94. Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.






      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3411 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel

cc:	Barry M. Abelson, Esq. (via facsimile)
	Pepper Hamilton LLP
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Kenexa Corporation
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